1221 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30361

TELEPHONE: +1.404.521.3939 " FACSIMILE: +1.404.581.8330

July 22, 2021

Via EDGAR

Ms. Jennifer Lopez-Molina

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Guardian Pharmacy, LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 3, 2020
CIK 0001802255

Dear Ms. Lopez-Molina:

On behalf of our client, Guardian Pharmacy, LLC (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 13, 2020 (the “Comment Letter”) in regard to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In conjunction with this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”). The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Draft Registration Statement, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 46

ALKHOBAR · AMSTERDAM · ATLANTA · BEIJING · BOSTON · BRISBANE · BRUSSELS · CHICAGO · CLEVELAND · COLUMBUS · DALLAS · DETROIT · DUBAI · DÜSSELDORF · FRANKFURT · HONG KONG · HOUSTON · IRVINE · LONDON · LOS ANGELES · MADRID · MELBOURNE · MEXICO CITY · MIAMI · MILAN · MINNEAPOLIS · MOSCOW · MUNICH · NEW YORK · PARIS · PERTH · PITTSBURGH · RIYADH · SAN DIEGO · SAN FRANCISCO · SÃO PAULO · SHANGHAI · SILICON VALLEY · SINGAPORE · SYDNEY · TAIPEI · TOKYO · WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 22, 2021

1.

We note your risk factor disclosure regarding COVID-19 on pages 19 and 20. In light of changing trends and the overall economic outlook, please discuss how you expect the global outbreak of COVID-19 to impact your future operating results and near-and-long-term financial condition. Please refer to CF Disclosure Guidance Topic No. 9 (March 25, 2020).

Response: We respectfully acknowledge the Staff’s comment and the guidance referenced in the comment (CF Disclosure Guidance Topic No. 9). We also acknowledge subsequent guidance from the Staff (CF Disclosure Guidance Topic No. 9A) that was released on June 23, 2020, following the Staff’s issuance of its comment letter dated April 13, 2020.

In response to the Staff’s comment, we have revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in Amendment No. 2 to discuss the impact of COVID-19 on our business, in the section titled “Impact of COVID-19” beginning on page 51. In particular, the Company has provided the following disclosure on page 52 (as specifically reproduced below for ease of the Staff’s reference):

While occupancy rates at the LTCFs we serve continue to improve from their lowest point in February 2021, and the number of patients we serve is approaching pre-pandemic levels, we note that our growth will not be exponential. Rather, recovery will be measured. Consequently, we do expect ongoing effects of the pandemic to continue to have an impact, which could be material, on our financial condition, results of operations and cash flows from operations in future periods in that our growth is not expected to reach pre-pandemic levels for some time. Further, should new variants of the virus now circulating globally result in further lock downs or have other adverse impacts to health and safety or to the economy globally, we could experience a material impact to our operating results and near-and-long-term financial condition, including, without limitation, further disruptions to our sales and growth initiatives, revised payment terms with certain wholesale suppliers, increased sales-related reserves, charges from adjustments of the carrying amount of inventory, and increased cost of product.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 22, 2021

Choice of Forum, page 98

2.

We note you revised disclosure here and in the risk factor section that the “federal district court for the District of Delaware will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please clearly state whether or not such provision applies to actions arising under the Exchange Act and enhance your risk factor disclosure related to this provision, including but not limited to the enforceability of the provision, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

Response: In response to the Staff’s comment, the Company has amended its discussion on pages 38-39 and 110 of Amendment No. 2.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

July 22, 2021

If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, mlhanson@jonesday.com, or by facsimile at 404.581.8330.

Very truly yours,

/s/ Mark L. Hanson

cc:	David Morris, Chief Financial Officer, Guardian Pharmacy, LLC

Swathi Padmanabhan, Esq., Jones Day

Mark Mihanovic, Esq., McDermott Will & Emery LLP

Heidi Steele, Esq., McDermott Will & Emery LLP